

September 30, 2014

Via E-mail
Soon-Woo Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd.
51, Sogong-ro, Jung-gu
Seoul 100-792, Korea

> **Re: Woori Finance Holdings Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 001-31811**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Item 3. Key Information, page 4

Asset Quality Data, page 8

1.   We note in footnote (5) to your Asset Quality Data table that for 2010, 2011, and 2012, Other impaired loans exclude loans that would otherwise have been considered impaired but were securitized and were held by Woori F&I, your wholly-owned subsidiary. To enhance transparency, revise your future filings to clarify why such amounts have been excluded, and how such loans are treated in related disclosures, including the consolidated financial statements and related notes. Please revise your future filings to

explain why no such amounts are reported for 2013 and to clearly identify how the adoption of IFRS 10 and your presentation of discontinued operations affects the comparability of these metrics.

Item 4B. Business Overview, page 45

Lending Activities, page 52

2.   We note that in the third quarter, a number of press reports stating that the South Korean anti-trust agency was investigating allegations of rate-fixing in the CD rate index. Among the financial firms named as being subject to the investigation was Woori Bank. Please tell us, with a view towards disclosure in future filings, about the current status of this investigation as it has impacted or as management expects it to impact Woori.

Assets and Liabilities, page 70

Asset Quality of Loans, page 76,

3.   We note from your Asset Quality of Loans discussion that Problem Loans and Past Due Accruing Loans as disclosed on page 80, and Troubled Debt Restructurings and Potential Problem Loans as disclosed on page 85 decreased in 2013 from prior year, excluding the impact of discontinued operations, and that Non-Performing Loans as disclosed on page 86, excluding impact discontinued operations, increased. We also note from your disclosure in Note 4 Risk Management to December 31, 2013 consolidated financial statements, that Impaired loans and receivables decreased from ₩ 7,769,408 to ₩ 5,517,167, including the impact of the Group's amended classification of impaired loans that resulted in the reclassification into Impaired loans and receivables of ₩ 1,989,319. Please address the following:

- In order to increase transparency, please identify and explain the underlying drivers of the trends that resulted in the decrease of Potential Problem Loans, Problem Loans and Past Due Accruing, and Troubled Debt Restructurings, and the increase in Non-Performing Loans.
- Considering the underlying characteristics of both Non-Performing and Impaired loans, explain why Non-Performing loans increased while Impaired loans and receivables decreased.
- Please clearly explain how loans sold, the adoption of IFRS 10, and your presentation of discontinued operations affects the trends of these metrics.
- Further, tell us and revise to clarify how the apparent discrepancies between the amounts and trends discussed in the section beginning on page 76 differ from the amounts in the footnotes to your consolidated financial statements.

Non-Performing Loans, page 86

4.   We note that non-performing loans of ₩ 4,996 billion include commercial and consumer loans which are past due by 90 days or more, including those loans that, even if they are not past due are classified as "substandard," "doubtful," or "estimated loss" based on the Financial Services Commission's asset classification criteria.   We also note your disclosure on page F-44 that impaired loans and receivables were ₩ 5,517 billion at December 31, 2013. In an effort to provide greater transparency into both your non-performing and impaired loan populations, please tell us and clarify in future filings the distinction between non-performing and impaired loans as these terms are used throughout your document.

Sales of Non-Performing Loans, page 91

5.   Please address the following regarding your sales of loans to Korean Asset Management Corporation (KAMCO), structured companies, United Asset Management Corporation (UAMCO), and other entities:

- Given the significance of the losses reported in the table relative to the sale price presented, tell us how you considered the trend of these losses as part of your allowance methodology.
- Revise this section to discuss the reasons for these significant recurring losses on these sales.
- Revise your related discussions of the various loan transfer programs to more clearly identify how they are accounted for and reflected in your consolidated financial statements after the initial loan transfer, in terms of consolidation of related securitization entities, transfer of loans, and forms of continuing involvement.
- As part of these revisions, expand your table in future filings to clearly present all amounts related to the transferred loans, including your securitized asset holdings and other continuing involvement. Clearly identify where such amounts are presented on your balance sheet (e.g., equity or asset-backed securities in available-for-sale securities, securitized loans in loans and receivables, and equity interests in investments in joint ventures and associates) and income statement.
- Tell us the defining characteristics of your holdings that you found determinative under IAS 39 for deciding which line item on which to report them.
- Provide us with your analysis of how you determined whether the various loan transfers meet the requirements for sale treatment, given the additional various forms of continuing involvement. Refer to paragraphs 15-35 of IAS 39. As part of your analysis, address how you first considered the consolidation of the securitization trusts and other structured entities involved.

Item 5A. Operating Results, page 129

Allowance for Credit Losses, page 141

6.   Please address the following regarding your Allowance for Credit Losses discussion:

- You disclose that during 2013 impaired corporate loans and allowance for credit losses for corporate loans, each as a percentage of total corporate loans, increased due to deterioration in the overall credit quality of your corporate loans. You further disclose that the allowance for credit losses for corporate loans as a percentage of impaired corporate loans decreased during 2013 due mainly to an improvement in the overall mix of your impaired corporate loans compared to 2012. Please revise your future filings to more clearly reconcile these statements, providing sufficient granularity for the reader to understand trends in the respective balances underlying this phenomenon.
- Please revise your future filings to address the similar statements regarding your consumer loans and credit card balances.
- Based on the corporate impaired loans and receivables reported on page F-43 and F-44, impaired corporate loans as a percentage of total corporate loans is 6.16% for 2012 and 5.42% for 2013 and the allowance for credit losses for corporate loans as a percentage of total corporate loans is 3.1% for 2012 and 3.6% for 2013. Please tell us the reasons for the discrepancies between the amounts reported on page 141, and revise future filing as appropriate to explain the differences to include providing sufficient granularity to include quantification where possible and how such differences affect the credit quality trends depicted here.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 200

Market Risk Management, page 213

7.   We note your Market Risk Management discussion beginning on page 213 as well as your Market Risk disclosures in Note 4 to the consolidated financial statements. Please address to the following:

- On page F-47 for Woori "Group", you present the Value-at-Risk (VaR) as of December 31, 2012 and 2013 of ₩ 4,753 million and ₩ 4,077 million, respectively, which is significantly greater than the VaR for Overall Trading Activities for Woori "Bank" as disclosed on page 215 of ₩ 2,640 million and ₩ 2,034 million, respectively. Tell us how you have determined that the impact of other entities included in Woori "Group" are not material to your VaR disclosures beginning on page 213, or revise the Market Risk Management section of your future filings to also present metrics at the Woori Group level as well.

- On page 215, you present daily VaR as of December 31, 2011, 2012 and 2013 for interest rate risk, equity risk, foreign exchange risk, commodity risk and VaR for overall Trading activities solely for Woori "Bank". Tell us and revise this section of your future filings to explain the changes in these metrics from period to period. As part of your response and in consideration of the above bullet point, revise your future filings to specifically address how your adoption of IFRS 10 and the removal of the discontinued operations affected the changes between the dates presented.
- You disclose on page 203 that that you perform back-testing to validate the adequacy of your VaR model. In future filings, please disclose the number of back-testing exceptions to the established VaR limits during the reporting periods presented. Refer to Item 11 (a)(1)(iii)(B)(1)(iii) of Form 20-F.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2012 and 2013, page F-9

Note 1. General, F-12

8.   We note from footnotes (*5), (*6) and (*7) presented on page F-12 that you have determined that the Group controls the respective referenced entity after considering facts and circumstances, such as the Group's power over the entity's related business activities, the Group's exposure to variable returns from its involvement with the entity, and the Group's ability to affect the returns through its power over the entity. Additionally, we note your discussion on pages F-14 and F-15 related to Securitizations and Money trusts under the Trust Business Act. Please tell us and enhance your future filings to discuss the Group's role in Asset securitizations, as well as Trust and Beneficiary certificates entities in which you hold no ownership and have concluded that you control the entities, including your significant judgments and assumptions made in arriving at your conclusions. Refer to paragraphs 7 and 9 of IFRS 12 for further guidance.

Unconsolidated Structured Entities, page F-15

9.   Please address the following regarding your sales of nonperforming loans as depicted in the table on page 91 to Korean Asset Management Corporation (KAMCO), structured companies, United Asset Management Corporation (UAMCO), and other entities where your continuing involvement is reported as an unconsolidated structure entity:

- Identify the relevant activities of and ownership interests and percentages in these entities, and clarify your management role in relationship to these activities. Tell us how you considered your ownership and management role in determining whether you have met the criteria in paragraphs 7(a) and 7(c) of IFRS 10.
- Discuss the nature and structure of any fee agreements you have entered into in connection with the management of securitization entities and how you contemplated these fees in your conclusion to account for these investments, i.e., as an available

for sale security, securitized asset within loans and receivable, or an equity interest investment in joint ventures and associates.

- Clarify the extent of any board representation or other management influence you have in these entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel, at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor
For

Suzanne Hayes
Assistant Director